SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

(Amendment No. 1)*

United Dominion Realty Trust, Inc.

(Name of Issuer)

Common Stock, $1 par value per share

(Title of Class of Securities)

910197102 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910197102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Security Capital Preferred Growth Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

      3,076,923 shares of Common Stock

  6    SHARED VOTING POWER

      7,528,623 shares of Common Stock

  7    SOLE DISPOSITIVE POWER

      3,076,923 shares of Common Stock

  8    SHARED DISPOSITIVE POWER

      7,528,623 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,605,546 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.56% of the Common Stock

12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS

Page 3 of 5 Pages

Item 1(a).	Name of Issuer: United Dominion Realty Trust, Inc.

(b).	Address of Issuer’s Principal Executive Offices:

400 East Cary Street, Richmond, Virginia 23219-3802

Item 2(a).	Name of Person Filing:

Security Capital Preferred Growth Incorporated, a corporation organized and existing under the laws of Maryland (“SC-PG”)

(b).	Address of Principal Business Office or, if None, Residence:

11 South LaSalle Street, 2nd Floor, Chicago, Illinois 60603

(c).	Citizenship:

Maryland

(d).	Title of Class of Securities:

Common Stock, $1 par value per share (“Common Stock”)

(e).	CUSIP Number: 910197102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ An parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

SC-PG beneficially owns 10,605,546 shares of Common Stock, consisting of 7,528,623 Common Shares and 3,076,923 Common Shares, that SC-PG has the right to acquire upon the conversion of its 2,000,000 shares of Series D Cumulative Convertible Redeemable Preferred Stock.

Page 4 of 5 Pages

	(b).	Percent of Class:

8.56% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

	(c).	Number of shares as to which such person has:

		(i).	Sole power to vote or to direct the vote:

SC-PG has the sole power to vote or direct the vote of 3,076,923 shares of Common Stock.

		(ii).	Shared power to vote or to direct the vote:

SC-PG has the shared power to vote or direct the vote of 7,528,623 shares of Common Stock.

		(iii).	Sole power to dispose or to direct the disposition of:

SC-PG has the sole power to dispose or to direct the disposition of 3,076,923 shares of Common Stock.

		(iv).	Shared power to dispose or to direct the disposition of:

SC-PG has the shared power to dispose or to direct the disposition of 7,628,623 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of a Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

SECURITY CAPITAL PREFERRED GROWTH INCORPORATED

By:	/s/ DAVID E. ROSENBAUM

Name:	David E. Rosenbaum
Title:	Senior Vice President